Free Writing Prospectus (To the Prospectus, the Prospectus Supplement, and the Product Prospectus Supplement, each dated January 28, 2011)	Filed Pursuant to Rule 433 Registration No. 333-171806 March 19, 2013
Royal Bank of Canada	$ Return Enhanced Notes due April 9, 2014 Linked to the Common Stock of General Electric Company Senior Global Medium-Term Notes, Series E
General
•  The Notes are designed for investors who seek a return of two times the appreciation of the price of the common stock of General Electric Company (the “Reference Stock”), up to a maximum return on the Notes at maturity.  Investors should be willing to forgo interest and dividend payments and, if the price of the Reference Stock declines, be willing to lose some or all of their principal.

• Senior unsecured obligations of Royal Bank of Canada maturing on April 9, 2014.(a)
• Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
• The Notes are expected to price on or about March 22, 2013(b) (the “pricing date”) and are expected to be issued on or about March 27, 2013(b) (the “issue date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	The common stock of General Electric Company (Bloomberg ticker symbol “GE”)
Leverage Factor:	2
Maximum Return:	27%.
Payment at Maturity:
If the Percentage Change is greater than or equal to 0%, you will receive a cash payment that provides you with a return per $1,000 in principal amount of the Notes equal to the Percentage Change multiplied by the Leverage Factor, subject to the maximum return on the Notes.  For example, if the Percentage Change is 13.50% or more, you will receive the maximum return on the Notes of 27%, or a payment of $1,270 for every $1,000 in principal amount of the Notes.  Accordingly, if the Percentage Change is zero or positive, your payment per $1,000 in principal amount of the Notes will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Percentage Change x Leverage Factor)]

If the Percentage Change is less than 0%, you will lose 1% of the principal amount of your Notes for every 1% that the Final Level declines from the Initial Level.  Accordingly, your payment per $1,000 in principal amount of the Notes will be calculated as follows:

$1,000 + ($1,000 x Percentage Change)

If the Final Level declines from the Initial Level, you will lose 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Royal Bank of Canada to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

Percentage Change:	The performance of the Reference Stock from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level Initial Level
Initial Level:	[•], the closing price of the Reference Stock on the pricing date.
Final Level:	The closing price of the Reference Stock on the valuation date.
Valuation Date:	April 4, 2014(b)
Maturity Date:	April 9, 2014(b)
Calculation Agent:	RBC Capital Markets, LLC
CUSIP/ISIN:	78008SF27/US78008SF27
(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
(b)	Expected. In the event we make any change to the expected pricing date and issue date, the valuation date and the maturity date will be changed so that the stated term of the Notes remains the same.
Investing in the Notes involves a number of risks.  See “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement, “Risk Factors” beginning on page 1 of the prospectus supplement and the prospectus and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public1	Underwriting Commission	Proceeds to Royal Bank of Canada
Per Note	100%	%	%
Total	$	$	$
1
The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately   %, is    %.  The price to the public for all other purchases of the Notes is 100%.

RBC Capital Markets, LLC	JPMorgan
Placement Agent

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

ADDITIONAL TERMS OF THE NOTES

You should read this free writing prospectus together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control.  You should read this free writing prospectus carefully.

This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-ES-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000330/b128110424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this free writing prospectus, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

FWP-1

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Stock?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return,” as used in this free writing prospectus, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000.  The hypothetical total returns and examples set forth below are based on a hypothetical Initial Level of $25.00, the maximum return on the Notes of 27.00%, and the Final Levels as set forth below.  The actual Initial Level will be determined on the pricing date, and the actual Final Level will be determined based on the closing price of the Reference Stock on the valuation date.

The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes
$37.50	50.00%	$1,270.00	27.00%
$35.00	40.00%	$1,270.00	27.00%
$32.50	30.00%	$1,270.00	27.00%
$30.00	20.00%	$1,270.00	27.00%
$28.75	15.00%	$1,270.00	27.00%
$28.38	13.50%	$1,270.00	27.00%
$27.50	10.00%	$1,200.00	20.00%
$27.00	8.00%	$1,160.00	16.00%
$26.25	5.00%	$1,100.00	10.00%
$25.63	2.50%	$1,050.00	5.00%
$25.00	0.00%	$1,000.00	0.00%
$23.75	-5.00%	$950.00	-5.00%
$22.50	-10.00%	$900.00	-10.00%
$20.00	-20.00%	$800.00	-20.00%
$17.50	-30.00%	$700.00	-30.00%
$15.00	-40.00%	$600.00	-40.00%
$12.50	-50.00%	$500.00	-50.00%
$10.00	-60.00%	$400.00	-60.00%
$7.50	-70.00%	$300.00	-70.00%
$5.00	-80.00%	$200.00	-80.00%
$2.50	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Reference Stock increases from an Initial Level of $25.00 to a Final Level of $30.00, resulting in a Percentage Change of 20.00%.

Because the Percentage Change of 20.00% multiplied by the Leverage Factor exceeds the maximum return of 27.00%, the investor receives a payment at maturity of $1,270.00 per $1,000 in principal amount of the Notes, which is the maximum payment on the Notes.

FWP-2

Example 2: The price of the Reference Stock increases from an Initial Level of $25.00 to a Final Level of $25.63, resulting in a Percentage Change of 2.50%.

Because the Percentage Change is greater than 0% and when multiplied by the Leverage Factor does not exceed the maximum return of 27.00%, the investor receives a payment at maturity of $1,050.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + [$1,000 x (2.50% x 2)] = $1,050.00

Example 3: The price of the Reference Stock decreases from an Initial Level of $25.00 to a Final Level of $17.50, resulting in a Percentage Change of -30.00%.

Because the Percentage Change is less than 0%, the investor will receive a payment at maturity of $700.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x -30%) = $700.00

FWP-3

Selected Purchase Considerations

•	Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive Percentage Change by the Leverage Factor, up to the maximum return of 27%.

•
No Protection Against Loss—Payment at maturity of the principal amount of the Notes is not protected against a decline in the Final Level, as compared to the Initial Level.  If the Final Level is less than the Initial Level, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of the risks with respect to the credit of Royal Bank of Canada, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the price of the Reference Stock.  You will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in increases in the Reference Stock than an investment in a security linked to the Reference Stock providing full participation in the appreciation, because the payment at maturity will not exceed the maximum payment amount.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to increases in the Reference Stock.

•
Credit of Issuer – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the price of the Reference Stock increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning Shares of the Reference Stock — The return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Stock. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of shares of the Reference Stock would have. Further, you will not participate in any appreciation of the price of Reference Stock above 13.50%.

FWP-4

•
There Is No Affiliation Between Us and the Issuer of the Reference Stock, and We Are Not Responsible for any Disclosure by that Company — We are not affiliated with the issuer of the Reference Stock.  However, we and our affiliates may currently, or from time to time in the future engage in business with the issuer of the Reference Stock.  Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Reference Stock that the issuer of the Reference Stock prepares.  You, as an investor in the Notes, should make your own investigation into the Reference Stock and the issuer of the Reference Stock.  The issuer of the Reference Stock is not involved in this offering and has no obligation of any sort with respect to your Notes.  The issuer of the Reference Stock has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
Single Stock Risk — The price of the Reference Stock can rise or fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Stock.

•
Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Stock on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Stock;

•	the time to maturity of the Notes;

•	the dividend rate on the Reference Stock;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Inclusion in the Purchase Price of the Notes of the Underwriting Discount and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity – The price at which you purchase of the Notes includes the underwriting discount (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than the principal amount. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
Market Disruption Events or Unavailability of the Price of the Reference Stock and Adjustments –The payment at maturity, the valuation date and the Reference Stock are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the price of the Reference Stock on the valuation date, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
Antidilution Adjustments — For certain corporate events affecting the Reference Stock, the calculation agent may make adjustments to the amount payable at maturity. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus or the product prospectus supplement as necessary to achieve an equitable result.

FWP-5

Information Regarding the Issuer of the Reference Stock

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information. We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

According to publicly available information, General Electric Company is a globally diversified technology and financial services company. The company's products and services include aircraft engines, power generation, water processing, and household appliances to medical imaging, business and consumer financing and industrial products.

Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2009, 2010, 2011 and 2012, and for the period from January 1, 2013 to March 18, 2013.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2009	3/31/2009	$17.22	$5.87	$10.11
4/1/2009	6/30/2009	$14.55	$9.80	$11.72
7/1/2009	9/30/2009	$17.52	$10.50	$16.42
10/1/2009	12/31/2009	$16.87	$14.15	$15.13

1/1/2010	3/31/2010	$18.93	$15.15	$18.20
4/1/2010	6/30/2010	$19.70	$14.28	$14.42
7/1/2010	9/30/2010	$16.70	$13.75	$16.25
10/1/2010	12/31/2010	$18.48	$15.64	$18.29

1/1/2011	3/31/2011	$21.65	$18.13	$20.05
4/1/2011	6/30/2011	$20.85	$17.97	$18.86
7/1/2011	9/30/2011	$19.59	$14.72	$15.24
10/1/2011	12/30/2011	$18.28	$14.03	$17.91

1/1/2012	3/30/2012	$20.36	$18.25	$20.07
4/1/2012	6/29/2012	$20.84	$18.03	$20.84
7/1/2012	9/28/2012	$22.96	$19.37	$22.71
10/1/2012	12/31/2012	$23.18	$19.88	$20.99
1/1/2013	3/18/2013	$23.90	$20.82	$23.25

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-6

The following graph sets forth the historical performance of the Reference Stock based on the daily closing prices from January 2, 2002 through March 18, 2013.  The closing price of the Reference Stock on March 18, 2013 was $23.25.

We obtained the information regarding the historical performance of the Reference Stock in the chart above from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Stock on the valuation date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

FWP-7

Supplemental Plan of Distribution

J.P. Morgan Securities LLC will act as placement agent for the Notes and will receive a fee from us or one of our affiliates of $10 per $1,000 in principal amount of the Notes. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

We expect that delivery of the Notes will be made against payment for the Notes on or about March 27, 2012, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

U.S. Federal Tax Consequences

By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes and is further supplemented by the following summary.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2014 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-U.S. holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the Notes in order to minimize or avoid U.S. withholding taxes.

The Internal Revenue Service has issued notices and the Treasury Department has issued final regulations affecting the legislation enacted on March 18, 2010 and discussed in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences — Supplemental U.S. Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the final regulations, withholding requirements with respect to payments made on the Notes will generally begin no earlier than January 1, 2014, and the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014.   Account holders subject to information reporting requirements pursuant to the legislation may include holders of the Notes.  Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the Notes.

FWP-8